Exhibit 1

For Immediate Release	4 November 2019

WPP PLC (“WPP”)

Voting rights and Capital 31 October 2019

WPP confirms that its capital consists of 1,332,737,602 ordinary shares with voting rights.

WPP holds 70,787,730 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,261,949,872 ordinary shares.

The figure 1,261,949,872 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, WPP under the FCA’s Disclosure and Transparency Rules.

Contact:

Chris Wade, WPP

+44(0) 20 7282 4600

END